May 9, 2005


MAIL STOP  0511



Andrew Mazzone, President
Xiom Corp.
68A Lamar Street
West Babylon NY  11704

Re:	Xiom Corp. (formerly:  Panama Industries Ltd.)
	Form SB-2 filed May 6, 2005
	File No. 333-124704

Dear  Mr. Mazzone:

	We have completed a preliminary reading of your registration statement. It appears that your document fails in a number of material respects to comply with the requirements of the Securities
Act of 1933, the rules and regulations under that Act, and the requirements of the Form. For this reason, we will not perform a detailed examination of the registration statement and will not issue comments until these material deficiencies, indicated below, are addressed:

1) Financial statements of the registrant are out of date and should be updated in accordance with Item 310 of Regulation S-B.

2) The disclosure required by Item 303 of Regulation S-B,
Management`s Discussion & Analysis, has not been included; see
Commission Release 33-8350, effective December 29, 2003, for guidance concerning this disclosure.

3) Disclosure concerning the selling stockholders required by Item 507 of Regulation S-B has not been made.

	As long as it remains in its current form, we will not
recommend
acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Donald J. Rinehart at (202) 551-3235 with any questions. We look forward to working with you to address these concerns.



						Sincerely,

						John D. Reynolds, Assistant Director
						Office of Emerging Growth Companies




  cc:  Michael S. Krome, Esq.
         FAX  (631) 737-8382
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Andrew Mazzone
Xiom Corp.
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